EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Three Months
	Ended		Year Ended December 31, (a)
	March 31, 2007		2006	2005	2004	2003	2002 (d)

Income from continuing operations before minority interest	$21,406		$74,376	$60,844	$56,097	$45,455	$35,284
Add: Interest expense	20,556		71,371	49,116	28,670	26,416	24,984
Subtract: Minority interest in income of subsidiaries which have not incurred fixed charges	(352)		(1,404)	(571)	—	—	—
Earnings available for fixed charges	$41,610		$144,343	$109,389	$84,767	$71,871	$60,268

Combined fixed charges and preferred stock dividends:
Interest incurred	$31,573		$107,643	$77,695	$46,733	$40,647	$39,865
Preferred stock dividends	3,877		16,090	16,090	12,595	8,898	8,579
Preferred stock redemption charge	2,799		—	—	1,876	—	—

Total combined fixed charges and preferred stock dividends	$38,249		$123,733	$93,785	$61,204	$49,545	$48,444

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	1.09	(c)	1.17	1.17	1.38	1.45	1.24

(a)           Amounts disclosed for prior periods have been reclassified to conform to the current year presentation related to discontinued operations.

(b)          For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less minority interest in income of subsidiaries which have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(c)           Ratio of earnings to combined fixed charges and preferred stock dividends for the three months ended March 31, 2007 and year ended December 31, 2004 include the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42. Excluding the impact of these charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the three months ended March 31, 2007 and year ended December 31, 2004 is 1.17 and 1.43, respectively.

(d)          Pursuant to SFAS 145, “Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, in 2003 we reclassfied the 2002 loss on early extinguishment of debt to continuing operations.  In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt”.  Amounts shown for 2002 have been adjusted to reflect this reclassification.